Exhibit 99.1

Medigus Announces Record 2022 Financial Results

Record Revenues of approx. $92 million, up over 800% Y-o-Y

TEL AVIV, Israel, May 4, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced financial results and the filing of its annual report on Form 20-F for the year ended December 31 2022, with the U.S. Securities and Exchange Commission (SEC).

The annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on May 3, 2023, is available on the company’s website (https://medigus.com/). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

Key highlights:

●	Generated record revenues of $91.8 million in the year ended on December 31, 2022, compared to $10.1 million revenues in the same period of 2021

●	Gross profit reached a record $14.4 million in the year 2022, up 201% from a gross profit of $4.8 million in year ended on December 31, 2021

●	Shareholders’ equity improved to $54.6 million as of December 31, 2022, up from $51.4 million at December 31, 2021

2022 and recent highlights:

●	Medigus distributed cash capital of $1.6 million

●	IPO - Jeffs’ Brands Ltd. (34.87%) announced the closing of its $15.5 million initial public offering

●	Viewbix (through Gix internet (42.25%)) Reported its financial results for 2022 with a 114% growth in revenues totaling $97 million

●	Charging Robotics merged with Fuel Doctor, a public company in the US and commenced trading on the OTC market

●	Eventer (46.21%) concluded 2022 with revenues of $2.4 million, compared to $1.1 million in 2021

“I am pleased to announce that 2022 was a remarkable year for Medigus, with record high revenues of $91.8 million. The successful performance of our subsidiaries was a significant driver of this achievement,” said Liron Carmel, Chief executive officer of Medigus, “Furthermore, since 2022, two of our subsidiaries have become public companies traded on the Nasdaq and OTC Market, which emphasizes our commitment to sustain growth and provide value to our shareholders. These results are a testament to the diligent efforts and unwavering dedication of our entire team towards realizing the vision of Medigus as an innovation company.”

The Company’s loss before taxes on income for 2022 was approx. $10 million, compared to profit before taxes on income of approx. $4.1 million in 2021. Operating loss for the year ended on December 31, 2022, was $13.7 million, compared to operating loss for the year ended on December 31, 2021, of approx. $9.9 million.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Fuel Doctor, Inc., Charging Robotics, Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include ScoutCam Inc., Parazero Technologies Ltd., Laminera Flow Optimization Ltd. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2022	2021
	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	20,065	24,025
Short term deposit	859	-
Restricted cash	185	-
Trade accounts receivable	21,449	408
Other receivables and prepaid expenses	1,928	415
Inventory	1,791	1,227
Loans to associates	546	1,265
Loans to others	1,011	-
Related party prepaid expenses	-	999
Related parties	298	-
Financial assets at fair value through profit or loss	4,126	3,315
	52,258	31,654

NON-CURRENT ASSETS:
Property and equipment, net	408	77
Right-of-use assets, net	591	-
Investments accounted for using the equity method	11,892	17,240
Intangible assets, net	30,862	8,321
Deferred offering costs	-	836
Deferred tax asset	397	-
Financial assets at fair value through profit or loss	1,243	1,602
	45,393	28,076

TOTAL ASSETS	97,651	59,730

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2022	2021
	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	20,421	702
Short term loans	5,111	816
Short term related party loan	-	111
Current portion of long-term loans	1,500	-
Current portion of long-term related party payable	-	506
Lease liabilities	131	-
Warrants at fair value	396	692
Contract liability	49	108
Liability to event producers	1,654	1,556
Derivative liabilities	4,159	-
Related parties	1,055	616
Accrued expenses and other current liabilities	3,151	1,532
	37,627	6,639

NON-CURRENT LIABILITIES:
Lease liabilities	512	-
Long-term loans	2,881	-
Loans from related parties	-	689
Long-term related party payable	-	711
Deferred tax liability	1,817	236
Accrued severance pay, net	125	22
	5,335	1,658

TOTAL LIABILITIES	42,962	8,297

EQUITY:
Share capital – ordinary shares with no par value: authorized – December 31,2022 – 200,000,000 and December 31, 2021 – 50,000,000 shares; issued and outstanding – December 31, 2022 – 24,661,470 shares December 31, 2021 – 23,850,128 shares (*)	-	-
Share premium	111,322	110,562
Other capital reserves	13,208	12,619
Warrants	197	197
Accumulated deficit	(85,586)	(74,188)
Equity attributable to owners of Medigus Ltd.	39,141	49,190
Non-controlling interests	15,548	2,243
	54,689	51,433

TOTAL LIABILITIES AND EQUITY	97,651	59,730

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

	Year Ended December 31
	2022	2021	2020
	USD in thousands
Revenue
Products	5,861	8,933	491
Services	85,997	1,185	40
	91,858	10,118	531

Cost of revenues:
Products	5,059	4,938	988
Services	72,347	379	46
	77,406	5,317	1,034

Gross profit (loss)	14,452	4,801	(503)
Research and development expenses	4,853	1,045	997
Sales and marketing expenses	4,006	1,988	471
General and administrative expenses	14,174	9,964	5,494
Net change in fair value of financial assets at fair value through profit or loss	2,544	(713)	(797)
Share of net loss of associates accounted for using the equity method	2,659	2,149	170
Amortization of excess purchase price of associates	-	263	546
Operating loss	(13,784)	(9,895)	(7,384)

Gain upon loss of control in a subsidiary	-	(11,465)	-
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	(2,300)	-	-
Loss (gain) from sale of investments	127	(2,025)	-
Other income	(45)	(494)	-
Changes in fair value of warrants issued to investors	(159)	(484)	(338)
Changes in fair value of warrants issued to third party investors by a consolidated subsidiary	(3,619)	75	-
Financial (income) loss, net	2,309	347	(205)
Profit (loss) before taxes on income	(10,097)	4,151	(6,841)
Tax expense	(111)	(105)	(9)
Net profit (loss) for the year	(10,208)	4,046	(6,850)

Other comprehensive income
Items that may be reclassified to profit or loss
Share of other comprehensive income of consolidated subsidiaries and associates accounted for using the equity method	460	191	8
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method	-	(29)	27
Other comprehensive income for the year	460	162	35
Total comprehensive income (loss) for the year	(9,748)	4,208	(6,815)

Net profit (loss) for the year is attributable to:
Owners of Medigus	(9,815)	6,794	(4,325)
Non-controlling interests	(393)	(2,748)	(2,525)
	(10,208)	4,046	(6,850
Total comprehensive income (loss) for the year is attributable to:
Owners of Medigus	(9,503)	6,881	(4,278
Non-controlling interests	(245)	(2,673)	(2,537)
	(9,748)	4,208	(6,815)
Earnings (Loss) per ordinary share attributed to Medigus ltd
Basic	(0.40)	0.2	(0.6)
Diluted	(0.40)	0.2	(0.6)

Weighted average ordinary shares outstanding (in thousands)
Basic	24,385	(*)23,036	(*)6,672
Diluted	24,385	(*)23,036	(*)6,672

(*)	Share and per share data in these financial statements have been retrospectively adjusted, for all periods presented, to reflect a number of shares that is equivalent to the number of shares of the Company post the Reverse Split

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